NOTICE OF EXEMPT SOLICITATION SUBMITTED BY NON-MANAGEMENT

U.S. Securities and Exchange Commission

Washington, DC  20549

Notice of Exempt Solicitation under Rule 14a-103

Name of Registrant: Salesforce, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Vote Yes: Respect Civil Liberties in Digital Services

Bowyer Research submits the following on behalf of Alliance Defending Freedom1:

In the United States of America, the marketplace is the arena where commerce is tested. It is open to all, but the success of any good, service, or idea will depend on its merits. At least, this is how it’s supposed to work. But in recent years, digital service providers, who control access to social media and critical tech services, have adopted “misinformation,” “hate,” and similarly vague speech policies that threaten to deny market access to, or deplatform, customers and users based on their political or religious views.

While these policies may be well intended, they are overly broad and subjective. They sweep in all kinds of political and religious speech and require digital service providers to scrutinize a customer’s or user’s viewpoint. Well-established First Amendment case law demonstrates that when the government adopts and enforces these types of policies, they restrict and chill speech. The same threat exists when powerful tech companies wield these policies to police speech on the digital public square. Moreover, these policies place digital service providers under enormous

1 Alliance Defending Freedom is a non-profit law firm that protects free speech, religious liberty, and other fundamental rights. It has 15 Supreme Court wins, an 80% win rate, and a network of over 4,500 allied attorneys. Alliance Defending Freedom also works with shareholders and companies to protect these rights and has created the Viewpoint Diversity Score Business Index along with a suite of model policies and best practices for companies.

pressure from activists and government actors who often exploit them to urge or demand censorship of ideas they disagree with. The policies are also incapable of objective and fair application, which then creates a contentious political tug-of-war and makes it impossible to appease everyone. In fact, companies like Meta and Eventbrite have acknowledged that these policies present significant reputational and other financial risks in their most recent annual reports.

The dangers these policies pose to the free exchange of ideas online is particularly acute considering that power over essential digital services is concentrated into a handful of companies. State and federal legislators and regulators recognize this. They have, and will likely continue to, take action to stop these policies and their application—all of which is costly for digital service providers. Moreover, digital service providers’ use of these policies to restrict religious expression online is already legally suspect under state public accommodation laws.

Digital service providers should respect the diverse ideological and religious viewpoints of their stakeholders. The shareholder proposal titled Respect Civil Liberties in Digital Services (“the Proposal”), submitted by the National Center for Public Policy Research, seeks an evaluation of how Salesforce, Inc. (“the Company”) may be discriminating against customers and potential customers because of their religious or political views or other grounds and the risks this presents to the Company. The Proposal would assist both the Company and shareholders by identifying sources of these risks—risks that have already materialized to the substantial detriment of other companies that have engaged in various forms of corporate activism in recent years.

I.Digital service providers are deplatforming customers for viewpoint-based reasons.

Digital service providers have outsized influence over social media and over digital services critical for any business or non-profit to be competitive in the marketplace. But these companies are not using their role to serve their diverse shareholders, customers, and users. Instead, they are alienating large portions of them by banning speech deemed “misinformation,” “hateful,” or “intolerant” and enforcing those policies against groups for having mainstream political, social, and religious views.

A.Virtually every major digital service provider has policies that pose a risk for viewpoint-based deplatforming.

Systemic risk of political and religious bias pervades the digital services industry. While many factors contribute to this phenomenon, the biggest root cause is the vague and subjective terms of service that have been adopted by virtually every digital service provider.

Alliance Defending Freedom’s Viewpoint Diversity Score Business Index measures the largest bank and tech companies’ respect for free speech and religious freedom across 43 benchmarks that span many aspects of the company’s operation, including terms of service.2 The 2023 Index found that every single one of the top digital service providers, from Adobe to Zoom, have egregious terms of use policies that prohibit using their services to promote things like “hate,” “intolerance,” “bias,” or “misinformation.” Over half have explicit bans on “political” or “religious” advocacy, which are even more targeted based on specific content and viewpoints.

These policies present unique dangers to free speech because they are inherently at odds with free speech and religious liberty. The First Amendment here is a helpful guide for two reasons. First, social media platforms are the modern public square for speech. And second, digital service providers act as gatekeepers over essential services, without which it is virtually impossible to operate and communicate in today’s digital society. Nearly everyone interacts daily with products from Apple, Microsoft, Alphabet, or Meta, to name a few. The fact that these companies can cut off services at a whim poses a threat to free speech and religious freedom comparable to direct government censorship.

The government cannot discriminate against speech based on its content. But when the government goes further and “targets not subject matter, but particular views taken by speakers on a subject, the violation of the First Amendment is all the more blatant. . . . Viewpoint discrimination is thus an egregious form of content discrimination.” Rosenberger v. Rector and Visitors of Univ. of Va., 515 U.S. 819, 829 (1995).

While many “hate” speech policies aim to prohibit fighting words, obscenity, or other types of conduct that are not protected speech, the First Amendment defines these categories narrowly. On the other hand, banning speech just because someone “finds [it] offensive” is the “essence of viewpoint discrimination,” which is “poison to a free society.” Iancu v. Brunetti, 588 U.S. 388, 393, 399 (2019). Courts have struck down all kinds of similar terms, including threats, insults, epithets, ridicule, and personal attacks, Roberts v. Haragan, 346 F. Supp. 2d 853, 872 (N.D. Tex. 2004), stigmatize or victimize, Doe v. Univ. of Mich., 721 F. Supp. 852, 853 (E.D. Mich. 1989), derogatory comments, Nuxoll ex rel. Nuxoll v. Indian Prairie Sch. Dist. #204, 523 F.3d 668, 670 (7th Cir. 2008), words that denigrate, belittle, or offend the listener, Saxe v. State Coll. Area Sch. Dist., 240 F.3d 200, 215 (3d Cir. 2001), and acts of intolerance that demonstrate malicious intent toward others, Bair v. Shippensburg Univ., 280 F. Supp. 2d 357, 370 (M.D. Pa. 2003).

Other policies apply these terms to prohibit things like “racial intolerance” or “bigotry” based on one’s protected characteristics. But these are just as problematic. In R.A.V. v. City of St. Paul, 505 U.S. 377, 380 (1992), the Supreme Court struck down a town ordinance prohibiting any speech that “arouse[d] anger, alarm or resentment in others on the basis of race, color, creed, religion or gender.” The Court explained that instead of protecting against discrimination, this just created “special

2 2023 Business Index, Viewpoint Diversity Score, https://www.viewpointdiversityscore.org/business-index (last visited March 22, 2024).

prohibitions on those speakers who express views on disfavored subjects” singled out by the ordinance. Id. At 391.

“Misinformation” is similarly problematic. “Our constitutional tradition stands against the idea that we need Oceania’s Ministry of Truth.” United States v. Alvarez, 567 U.S. 709, 723 (2012). The “vitality of civil and political institutions in our society depends on free discussion” because this is the only way to ensure that the “government remains responsive to the will of the people” and open to “peaceful change.” Terminiello v. City of Chi., 337 U.S. 1, 4 (1949). Indeed, “[i]f there is any fixed star in our constitutional constellation, it is that no official, high or petty, can prescribe what shall be orthodox in politics, nationalism, religion, or other matters of opinion or force citizens to confess by word or act their faith therein.” W. Va. State Bd. of Educ. v. Barnette, 319 U.S. 624, 642 (1943).

“Misinformation” is malleable and susceptible to subjective biases just like “hate.” Further, what is “true” in terms of public debate is often open to interpretation and can swiftly change. Just three short years ago for example, the government declared the idea that Covid-19 leaked from a lab in Wuhan to be dangerous misinformation and a conspiracy theory that needed to be suppressed.3 This is an important and vivid reminder of why this nation has wisely refused to give government officials the power to end debate by silencing views it deems misguided.

Protecting speech that some may deem offensive or misinformation is not just good jurisprudence, it is good and necessary for a healthy society. The First Amendment broadly protects the right to speak according to one’s conscience. And in the public square, free speech protects open discussion in the marketplace of ideas. As Justice Holmes famously said, “the best test of truth is the power of the thought to get itself accepted in the competition of the market. . . . That at any rate is the theory of our Constitution.” Abrams v. United States, 250 U.S. 616, 630 (1919). We cannot advance truth without disagreeing, and we cannot disagree without risking offense. We thus have “a profound national commitment to the principle that debate on public issues should be uninhibited, robust, and wide-open, and that it may well include vehement, caustic, and sometimes unpleasantly sharp attacks.” New York Times v. Sullivan, 376 U.S. 254, 270 (1964).

But many digital service providers have terms of service that will plainly result in censorship and chilled speech. Below are a few examples:

•Salesforce: “Customers may not, and may not allow any third party, including its users, to use services to display, store, process, or transmit, or permit use of services to display, store, process, or transmit: . . . Hate-

3 Julian Barnes, Lab Leak Most Likely Caused Pandemic, Energy Dept. Says, The New York Times (Feb. 26, 2023), https://www.nytimes.com/2023/02/26/us/politics/china-lab-leak-coronavirus-pandemic.html.

related material, and/or material advocating discrimination against individuals or groups.”4

•Alphabet: “Hate speech is not allowed on YouTube. We remove content promoting violence or hatred against individuals or groups based on any of the following attributes: Age, Caste, Disability, Ethnicity, Gender Identity and Expression, Nationality, Race, Immigration Status, Religion, Sex/Gender, Sexual Orientation, Victims of a major violent event and their kin, and Veteran Status.”5

•Amazon: “Your Store must not contain . . . Content that encourages or promotes . . . anti-social behavior . . . implies or claims to diagnose, treat, or question gender identity or sexual orientation . . . Religious advocacy, whether advocating or demeaning a religion.”6

•Apple: “We will reject apps for any content or behavior that we believe is over the line. What line, you ask? Well, as a Supreme Court Justice once said, ‘I’ll know it when I see it’. And we think that you will also know it when you cross it.”7

•Uber Technologies: “Advertisers, advertisements, and creative content is prohibited if it is inconsistent with Uber’s values or involves, facilitates, advocates, promotes, or links to . . . culturally insensitive or inappropriate content in any region to which it is directed . . . misinformation, including claims which are likely to be debunked by third party fact checkers.”8

•X: “X prohibits the promotion of hateful content globally. Examples of hateful content include: Hate speech or advocacy against a protected group, individual, or organization based on, but not limited to . . . Race, Ethnicity, Color, National origin, Sexual orientation, Sex, Gender Identity, Religious affiliation, Age, Disability, Medical or genetic condition, Status as a veteran, Status as a refugee, Status as an immigrant; and Organizations, groups, or individuals associated with promoting hate, criminal, or terrorist-related content.”9

4 Salesforce, Acceptable Use and External-Facing Services Policy, https://www.salesforce.com/content/dam/web/en_us/www/documents/legal/Agreements/policies/ ExternalFacing_Services_Policy.pdf.

5 Hate Speech Policy, YouTube Help, https://support.google.com/youtube/answer/2801939?hl=en (last visited March 22, 2024).

6 Stores Content Guidelines and Acceptance Policies, Amazon Ads, https://advertising.amazon.com/resources/ad-policy/stores (last visited March 22, 2024).

7 App Review Guidelines, App Review, https://developer.apple.com/app-store/review/guidelines/ (last updated March 5, 2024).

8 Global Advertising Content Policy, Uber https://www.uber.com/legal/en/document/?name=global-advertising-content-policy&country=united-states&lang=en (last visited Mar. 25, 2024).

9 Hateful Content, X Business, https://business.twitter.com/en/help/ads-policies/ads-content-policies/hate-content.html (last visited March 22, 2024).

These terms are inherently malleable and are impossible to apply fairly and objectively. Because of this, they invariably cause censorship.

B.There are many examples of deplatforming.

Digital service providers have also shown a propensity to enforce these policies against disfavored speech and speakers. Most notably, social media platforms have gone to great lengths to police so-called “misinformation” and “hate speech.” But other providers, like Apple and Eventbrite, have shown that non-social media companies are also willing and able to enforce these types of policies.

Social media companies are all too eager to censor political content and views they don’t like. The recent Twitter files gave a rare glimpse into the machinations of this censorship and revealed that it was much wider spread than many had previously thought.10 Entire industries are developing to combat so-called “misinformation,” primarily through social media platforms. The Global Disinformation Index11 and the rise of university disinformation labs like the Stanford Internet Observatory12 and the University of Texas’ Global Disinformation Lab13 are notable examples.

Social media companies are also at the center of a case, Murthy v. Missouri, currently before the Supreme Court. The central question in Murthy is whether government actors from the White House, FBI, CISA, DHHS, and other federal agencies indirectly censored Americans on social media by pressuring social media companies to censor users for their political speech on COVID-19, the 2020 election, and other political hot topics. Some have described this as the “most important First Amendment suit in the nation’s history.”14 There is no dispute that social media censored content and views. The question is whether the government coerced them to do so.

There are numerous specific examples of social media companies enforcing prohibitions on “hate” too. For example,

•In January 2021, Twitter locked Focus on the Family out of its news platform’s (the Daily Citizen) Twitter account for stating that one of President Biden’s nominees is “a transgender woman, that is, a man who

10 Benjamin Wallace-Wells, What the Twitter Files Reveal About Free Speech and Social Media, The New Yorker (Jan. 11, 2023), https://www.newyorker.com/news/the-political-scene/what-the-twitter-files-reveal-about-free-speech-and-social-media.

11 Global Disinformation Index, https://www.disinformationindex.org/ (last visited March 22, 2024).

12 About the Internet Observatory, Stanford University https://cyber.fsi.stanford.edu/io/about (last visited March 22, 2024).

13 About GDIL, GDIL, https://gdil.org/about/ (last visited March 22, 2024).

14 Joe Schoffstall & Aubrie Spady, Biden censorship case has historic implications for the future of free speech, state AG says, Fox News (March 20, 2024, 2:56 pm EDT) https://www.foxnews.com/politics/biden-censorship-case-has-historic-implications-for-future-of-free-speech-state-ag-says.

believes he is a woman.”15 Twitter told Focus that the post violated its “rules against hateful conduct” and that it “promoted violence, threatened, or harassed” Dr. Levine.16

•YouTube removed a Heritage Foundation video featuring Walt Heyer, a male Christian speaker who, at one point in his life, identified as a woman. Heyer stated that individuals are “not born transgender,” and that gender dysphoria “is a childhood developmental disorder, that adults are perpetrating on our young people today, and our schools are complicit in this.”17 YouTube removed the video, claiming that Heyer’s remarks violated its “hate speech” policy. YouTube denied Heritage’s appeal. Emilie Kao, former director of the DeVos Center for Religion and Society at the Heritage Foundation, noted that “YouTube . . . decided, under the guise of ‘hate speech,’ to censor the viewpoint that it doesn’t like. This won’t help children and families struggling with this disorder who want information from both sides of the debate.”18

•Facebook banned Robert Gagnon, Professor of New Testament Theology at Houston Baptist University and renowned expert on biblical sexuality, for 24 hours after he criticized the Biden Administration’s gender identity executive order for, among other things, violating female military personnel’s dignity and privacy by forcing them to shower with males.19 Facebook claimed that Gagnon’s post violated its policy against “violence and incitement.”20

Digital service providers that aren’t social media companies have also shown a willingness to politicize their services. Apple has consistently politicized access to its App Store. It has removed the Quran and Bible reading apps from its App Store in China.21 It threatened to remove Twitter (now X) from its App Store, in an apparent political swipe at the platform after Elon Musk took ownership, loosened the company’s content moderation policies, and reinstated a number of accounts that

15 Gabe Kaminsky, Twitter Locked Focus On The Family’s Account Because The Christian Group Said Boys And Girls Are Different, THE FEDERALIST (Feb. 22, 2021), https://thefederalist.com/2021/02/22/twitter-locked-focus-on-the-familys-account-because-the-christian-group-said-boys-and-girls-are-different/.

16 Id.

17 Emily Jashinsky, Exclusive: Man Tried to Share His Regrets About Transgender Life. YouTube Censored It, THE FEDERALIST (June 19, 2020), https://thefederalist.com/2020/06/19/exclusive-man-tried-to-share-his-regrets-about-transgender-life-youtube-censored-it/.

18 Id.

19 Rod Dreher, The Tyranny of Tech & Trans, THE AMERICAN CONSERVATIVE (Jan. 27, 2021), https://www.theamericanconservative.com/tyranny-of-tech-and-trans/.

20 Id.

21 Isobel Asher Hamilton, Apple took down a Quran app and a Bible app in China on the request of Chinese officials, Business Insider (Oct. 15, 2021, 8:04 am EDT), https://www.businessinsider.com/apple-takes-down-quran-bible-jehovahs-witenss-apps-in-china-2021-10.

were banned for hate speech and disinformation. The act drew the ire of Musk and numerous politicians.22

Eventbrite has perhaps one of the worst track records. It has canceled a long list of events for hosting speakers with mainstream political and religious views. They include parental rights group Moms for Liberty,23 an event titled “Let Women Speak” covering female safety in sports, prisons, and battered women’s shelters,24 multiple speaking events for Matt Walsh on his documentary What is a Woman? and similar topics,25 multiple events from Young America’s Foundation,26 Two events for “Protect our Kids” featuring Dr. James Lindsay,27 Dr. Peter McCullough’s COVID-19 Vaccine Conference,28 two events for Purple for Parents,29 and one event for ACT for America.30

Last fall, Eventbrite canceled an event featuring Chloe Cole, a former transgender person who now speaks out against the dangers of gender transition, particularly for children, because it has permanent life-altering consequences.31 After canceling the event, 19 state attorneys general sent a letter to Eventbrite.32 They warned it about potential consumer protection violations for “mislead[ing] consumers

22 Sara Dorn, DeSantis Attacks Apple For Allegedly Threatening To Remove Musk-Run Twitter From App Store—Joining Other Republicans, Forbes (Nov. 29, 2022, 1:10 pm EST) https://www.forbes.com/sites/saradorn/2022/11/29/desantis-attacks-apple-for-allegedly-threatening-to-remove-musk-run-twitter-from-app-store-joining-other-republicans/?sh=5545b1b750d1.

23 Robert Burns, Form Banning Books To Banned From Booking; Eventbrite Bans Moms For Liberty, Space Coast Rocket (Dec. 10, 2023), https://thespacecoastrocket.com/form-banning-books-to-banned-from-booking-eventbrite-bans-moms-for-liberty/.

24 Carrie Sheffield, Eventbrite canceled our ‘Let Women Speak’ event — calling those advocating female safety ‘hateful’, New York Post (July 24, 2023, 8:23 pm ET)

25 Eventbrite Cancels Tickets for Stanford Event Featuring Matt Walsh, Young America’s Foundation (July 19, 2023), https://yaf.org/news/eventbrite-cancels-tickets-for-stanford-event-featuring-matt-walsh/.

26 Terrance Kible, Eventbrite repeatedly cancels college conservatives, The College Fix (March 9, 2023), https://www.thecollegefix.com/eventbrite-repeatedly-cancels-college-conservatives/.

27 Lindsay Shepherd, Eventbrite drops Protect Our Kids event for being “hateful” or “dangerous”, True North (Sept. 10, 2023), https://tnc.news/2023/09/10/eventbrite-drops-protect-our-kids/.

28 Flat White, Eventbrite cancels Dr Peter McCullough: ‘dangerous speech’ or the rise of truth?, Spectator Australia (Jan. 27, 2023, 8:39 am), https://www.spectator.com.au/2023/01/eventbrite-cancels-dr-peter-mccullough-dangerous-speech-or-the-rise-of-truth/.

29 Tyler O'Neil, CANCELED FOR ‘HATE’: Tech Company Moves Against Parental Rights Group After SPLC Attack, The Daily Signal (Aug. 3, 2023), https://www.dailysignal.com/2023/08/03/canceled-hate-tech-company-moves-against-parental-rights-group-after-splc-attack/.

30 Tyler O’Neil, Eventbrite Blacklists ACT for America for 'Promoting Hate', PJ Media (March 14, 2019, 2:24 pm), https://pjmedia.com/tyler-o-neil/2019/03/14/eventbrite-blacklists-act-for-america-for-promoting-hate-n64418.

31 Attorney General Alan Wilson leads 18 states in asking Eventbrite to ensure unbiased event screening policies, respect freedom of speech, South Carolina Attorney General Alan Wilson (Oct. 18, 2023), https://www.scag.gov/about-the-office/news/attorney-general-alan-wilson-leads-18-states-in-asking-eventbrite-to-ensure-unbiased-event-screening-policies-respect-freedom-of-speech/.

32 Id.

as to the scope of messages that are permitted on your site” and expressed great concern that it “appears to be using its power and influence to silence those with whom it disagrees.”33

Eventbrite next canceled an event titled “Protecting Women’s Sports with Riley Gaines.”34 This merited a letter from members of the U.S. Senate Commerce and House Energy and Commerce Committees.35 The letter pointed out that Eventbrite appears to have a double standard because it allows events featuring speakers that are “sympathetic to genocide” and are “espousing allegiance to entities designated by the U.S. Government as foreign terrorist organizations.”36

The above cases, litigation, and oversight are only a sampling of the risks that digital service providers expose themselves to by adopting “hate” speech and “misinformation” policies.

II.“Hate” speech and “misinformation” policies pose serious financial risk to the company.

Policing the content and viewpoint of customers creates financial risk in several ways, all of which can have a dramatic financial impact on the company and its shareholders. Companies with bad track records are also acknowledging this as a significant risk factor in their annual reports.

A.“Hate Speech” policies put companies in the middle of political disputes and make reputational risk unavoidable.

Using prohibitions on “hate” speech, “intolerance,” and similar language to engage in conduct that is—or even appears to be—discriminatory presents significant risks—not only to the civil liberties of customers, but to a company’s reputation, operational integrity, and bottom-line. That is why supporting corporate audits, studies, and reports on this issue is necessary to evaluate the severity of the risk on an institution-by-institution basis.

33 Letter from Alan Wilson, South Carolina Attorney General, et al. to Julia Taylor, Eventbrite General Counsel (Oct. 18, 2023) (on file with author), available at https://www.scag.gov/media/w24hs5jr/19-state-ags-letter-to-eventbrite-censorship-signed-10-18-2023.pdf

34 Letter from Cathy McMorris Rodgers, House Committee on Energy and Commerce Chair, et al. to Julia Hartz, Eventbrite CEO (Dec. 7, 2023) (on file with author), available at https://www.commerce.senate.gov/services/files/445A7F14-4B59-4DC7-91FF-01C162354875.

35 Sen. Cruz, Chair Rodgers Want Eventbrite To Answer for De-platforming Riley Gaines And Promoting Pro-Hamas Groups, US Senate Committee on Commerce, Science, & Transportation Press Releases (Dec. 7, 2023), https://www.commerce.senate.gov/2023/12/sen-cruz-chair-rodgers-want-eventbrite-to-answer-for-de-platforming-riley-gaines-and-promoting-pro-hamas-groups.

36 Letter from Cathy McMorris Rodgers, House Committee on Energy and Commerce Chair, et al. to Julia Hartz, Eventbrite CEO (Dec. 7, 2023) (on file with author), available at https://d1dth6e84htgma.cloudfront.net/12_07_23_Letter_to_Eventbrite_re_Riley_Gaines_4c318fc0b3.pdf at 1, 3.

Many companies that have politicized their services have subsequently acknowledged the reputational risks associated with doing so. For example, BlackRock recently made news for putting in its annual filing that it “faces increasing focus from regulators, officials, clients and other stakeholders regarding ESG matters, which may adversely impact its reputation and business.”37

For digital services, Meta has stated specifically that its management of hate speech is risky: “[c]ertain of our actions, such as . . .  concerns around our handling of political speech and advertising, hate speech, and other content . . .  have eroded confidence in our brands and may continue to do so in the future.”38 And Eventbrite acknowledged in its most recent SEC filing that “[e]nforcement of our community guidelines may negatively impact our brand, reputation and/or our financial performance” because Eventbrite must simultaneously manage expectations that it will block “offensive” conduct on its platform and deal with “[s]hortcomings and errors in our ability to enforce our policies across our marketplace.”39

But the problem with hate speech policies is intractable. These vague and subjective social criteria are incapable of principled application and create footholds for activists to pressure companies to advance their political agenda. As free speech scholar Eugene Volokh has noted, these kinds of policies, when held by private entities, are attractive targets for activists and government officials who want to engage in censorship. 40 And when some views start being suppressed, others want in on the action. But what is hateful to one group, may not be to another, and opinions change quickly. There is no principled way to limit “hate,” “misinformation,” and similar terms, so the concept only gets larger, a phenomenon known as “censorship creep.” 41

This makes digital service providers the rope in a contentious tug-of-war between multiple, and often opposed, activist groups—or even government officials. The public impact of social media censorship can hardly be overstated in this regard. But other digital service providers expose themselves to risk in this area too. The Southern Poverty Law Center, for example, launched its “Change the Terms” campaign in 2018 to target most of Silicon Valley.42 The cornerstone of the campaign

37 Zachary Barlow, BlackRock Acknowledges Risks of Anti-ESG Sentiment, PracticalESG.com (Jan. 25, 2024), https://practicalesg.com/2024/01/blackrock-acknowledges-risks-of-anti-esg-sentiment/; see also BlackRock 10-k at 32 (“BlackRock”).

38 Meta Platforms, Inc. Form 10-K at 24, U.S. Securities and Exchange Commission (2023), https://d18rn0p25nwr6d.cloudfront.net/CIK-0001326801/c7318154-f6ae-4866-89fa-f0c589f2ee3d.pdf.

39 Eventbrite, Inc. Form 10-K at 9, U.S. Securities and Exchange Commission (2023), https://d18rn0p25nwr6d.cloudfront.net/CIK-0001475115/d192f490-533d-446c-9608-3f37d222f8d2.pdf.

40 Eugene Volokh, Treating Social Media Platforms Like Common Carriers?, 1 J. Free Speech L. 377, 395 (2021), https://escholarship.org/content/qt0bz3d1fx/qt0bz3d1fx_noSplash_b99cb60adb98d4a349b4d3466a9479d1.pdf.

41 Volokh, supra note 39.

42 Southern Poverty Law Center, SPLC Announces Policy Recommendations for Social Media, Internet Companies to Fight Hate Online (Oct. 24, 2018), https://www.splcenter.org/news/2018/10/24/splc-announces-policy-recommendations-social-media-internet-companies-fight-hate-online.

was to urge companies to adopt “acceptable use policies” that barred the use of these essential digital services by “hate groups” or to promote “hate.” Most digital service providers have adopted the recommended policies and many, including Salesforce,43 Meta (Facebook)44 and Alphabet (YouTube)45, and Amazon,46 have expressly stated that they rely on the SPLC to police content and organizations on their platforms.

This is troubling not just because the SPLC is an activist group, but also because the SPLC is deceitful, discredited, and dysfunctional. Even Politico acknowledges that the SPLC is “using the reputation it gained decades ago fighting the Klan as a tool to bludgeon mainstream politically conservative opponents.”47 It uses “hate,” which is inherently subjective, to target mainstream groups like Moms for Liberty, Alliance Defending Freedom, the Family Research Center, Homeschool Legal Defense Association, Ruth Institute, Dr. Ben Carson, and Franklin Graham. The SPLC has consistently dealt with internal dysfunction, most notably a “systemic culture of racism and sexism within its workplace” that led to the firing of its co-founder in 2019.48 Silicon Valley’s willingness to work with the SPLC is itself a risky endeavor.

43 Salesforce, How Salesforce Policies Guide Ethical and Inclusive Use of Our Technology (last visited Mar. 25, 2024), https://www.salesforce.com/news/stories/salesforce-ethical-inclusive-technology-policies.

44 Peter Hasson, EXCLUSIVE: Facebook, Amazon, Google And Twitter All Work With Left-Wing SPLC, Daily Caller (June 6, 2018), https://dailycaller.com/2018/06/06/splc-partner-google-facebook-amazon/

45 Peter Hasson, EXCLUSIVE: YouTube Secretly Using SPLC to Police Videos, Daily Caller (Feb. 27, 2018), http://dailycaller.com/2018/02/27/google-youtube-southern-poverty-law-center-censorship/.

46 Cameron Hilditch, Amazon’s Foolish Collaboration with the Southern Poverty Law Center, National Review (June 24, 2020), https://www.nationalreview.com/corner/amazons-foolish-collaboration-with-the-southern-poverty-law-center/.

47 Ben Schreckinger, Has a Civil Rights Stalwart Lost Its Way?, Politico Magazine, (July/August 2017), https://www.politico.com/magazine/story/2017/06/28/morris-dees-splc-trump-southern-poverty-law-center-215312/.

48 Nick Valencia & Pamela Kirkland, Famous civil rights group suffers from ‘systemic culture of racism and sexism,’ staffers say, CNN (March 29, 2019, 6:12 am EDT), https://edition.cnn.com/2019/03/29/us/splc-leadership-crisis/index.html.

Government actors often join the fray, too. Murthy v. Missouri is one of many social media cases being litigated on the theory of government coercion. Other notable cases involve California’s Office of Election Cybersecurity,49 The Election Integrity Partnership and Stanford Internet Observatory (which have government advisors),50 and the U.S. State Department.51

Eventbrite and GoFundMe have also been the subject of federal censorship efforts. The U.S. House Judiciary Committee recently released documents showing that these two companies were working with federal law enforcement and the country’s largest financial institutions to surveil Americans who have conservative or religious views and profile them as potential domestic terrorist threats in the wake of January 6th.52

These hate speech policies are often enacted with the aim of improving a company’s reputation. But they are costly and, ironically, end up creating far more reputational risk than they reduce.

The better path for digital service providers is to not favor a particular side and stop politicizing their services. According to a recent poll, 57% of respondents said they were likely to stop purchasing products or services or cancel subscriptions from brands that do not respect their values.53 This is part of the larger and growing desire for companies to stop politicizing their services. A recent Gallup poll found that only 41% of Americans think businesses should take public stances on controversial issues, down from 48% the year before.54

B.The financial risks are substantial.

Recent examples of corporate activism are likely the proximate cause for this shift. Major corporations like Disney, AB InBev, and Target have waded into controversial political debates that have nothing to do with the services they offer

49 Kalvis Golde, Once-suspended Twitter user argues California violated his First Amendment rights, SCOTUSblog (Aug. 25, 2023, 12:17 pm), https://www.scotusblog.com/2023/08/once-suspended-twitter-user-argues-california-violated-his-first-amendment-rights/.

50 Margot Cleveland, Lawsuit Shows Government’s Hands All Over The Election Integrity Partnership’s Censorship Campaign, The Federalist (May 3, 2023), https://thefederalist.com/2023/05/03/lawsuit-shows-governments-hands-all-over-the-election-integrity-partnerships-censorship-campaign/.

51 Joy Pullman, State Of Texas Joins The Federalist, Daily Wire In Suing The Federal Censorship-Industrial Complex, The Federalist (Dec. 6, 2023), https://thefederalist.com/2023/12/06/state-of-texas-joins-the-federalist-daily-wire-in-suing-the-federal-censorship-industrial-complex/.

52 Chairman Jordan Seeks Documents from Eventbrite and GoFundMe about Federal Government’s Financial Surveillance, US House Judiciary Committee Chairman Jim Jordan (March 4, 2024), https://judiciary.house.gov/media/press-releases/chairman-jordan-seeks-documents-eventbrite-and-gofundme-about-federal.

53 2023 Freedom at Work Survey, Viewpoint Diversity Score, https://www.viewpointdiversityscore.org/polling at Q13 (last visited on March 22, 2024).

54 Kristin Schwab, Fewer Americans want brands to take a stand on controversial issues, Marketplace (Oct. 10, 2023), https://www.marketplace.org/2023/10/10/fewer-americans-want-brands-to-take-a-stand-on-controversial-issues/.

and have incurred significant financial costs for doing so. After high-profile controversies associated with these companies, each was either worst or second worst in its class or performed at least one standard deviation beneath the mean return for its class.55 Disney’s performance was dwarfed by competitors Comcast, Netflix, Sony, and Amazon. AB InBev fell far behind Coors and Heineken. And Target lagged behind Walmart and Costco. 56

Polling further substantiates the risks of corporate activism. Between 2022 and 2023, Disney dropped 12 spots in the Axios Harris Poll 100, which measures the reputation of top brands in the nation. Axios attributed the reputational loss to Disney’s political activism in Florida.57 After Bud Light partnered with transgender-identifying social media influencer Dylan Mulvaney, 54% of Americans supported a boycott of the brand.58

Simply put, corporate political activism (including deplatforming) creates significant financial backlash that has nothing to do with the goods or services at issue. This is because many corporate stakeholders perceive current activism, not as a form of responsible corporate citizenship, but as a way to punish certain political views in ways that seriously alienate large swaths of a company’s base.

Corporate activism can even generate entirely new competitors that would not exist but for the politicized activity. For example, after Harry’s Razors pulled their advertising from the Daily Wire—a media company with no preexisting share in the razor market—the Daily Wire created a company called Jeremy’s Razors. The marketing for Jeremy’s Razors focused entirely on the political nature of the decision by Harry’s Razors, and the strategy worked. Jeremy’s Razors sold 45,000 recurring subscriptions in the product’s first week.59 This is one of the many examples of a new “anti-woke” economy that has siphoned business from existing big businesses.60

55 Bowyer Research, Corporate Political Activism and Shareholder Value: The Examples of Bud Light, Disney, and Target, https://www.bowyerresearch.com/docs/Corporate%20Political%20Activism%20and%20Shareholder%20Value.pdf (last visited March 22, 2024).

56 Id.

57 Margaret Talev & Sara Fischer, Disney's reputation hit by polarizing political drama, Axios (May 23, 2023), https://www.axios.com/2023/05/23/disneys-reputation-political-drama-polarization.

58 Alec Schemmel, More than half of Americans support Bud Light boycott, poll shows, ABC 15 News (April 20, 2023, 6:06 pm), https://wpde.com/news/nation-world/more-than-half-of-americans-support-bud-light-boycott-poll-shows-rasmussen-reports-dylan-mulvaney-anheuser-busch.

59 Tim Meads, Jeremy’s Razors Sells 45,000 Subscriptions In First Week, Lands More Than 15 Million Commercial Views, Daily Wire (March 30, 2022), https://www.dailywire.com/news/jeremys-razors-sells-45000-subscriptions-in-first-week-lands-more-than-15-million-commercial-views.

60 Aaron Kliegman, Don't want to shop woke? This might be the place for you., Fox Business (March 27, 2023), https://www.foxbusiness.com/politics/dont-want-shop-woke-might-be-place-you.

III.Deplatforming creates serious legal, regulatory, and political risks.

A.Deplatforming creates the risk of direct liability.

Many states and municipalities have broad public accommodation laws that forbid discrimination on the basis of religion, race, citizenship, or other protected classes. Many of these statutes “apply or are likely to apply to online entities” that operate either inside the state or, though out of state, serve clients inside the state.61

Additionally, many digital service providers operate in California, which has one of the country’s strongest public accommodation laws, the Unruh Civil Rights Act. The Act states that “[n]o business establishment of any kind whatsoever shall discriminate against, boycott or blacklist, or refuse to buy from, contract with, sell to, or trade with any person in this state” because of their religion.62 It has also been extended to a wide range of grounds beyond those enumerated, including one’s participation in the “John Birch Society” or “American Civil Liberties Union,”63 “decisions, or choices fundamental to a person’s identity, beliefs and self-definition,”64 or their “perceived social or political philosophies.”65

The Act applies to platforms operating solely online.66 And despite the text limiting protection to persons “in this state,” courts allow out-of-state residents to avail themselves of the law when the business is in California. The Act also defines “person” broadly to include “any person, firm, association, [or] organization.”67 Finally, the Act allows any aggrieved person to file a civil suit for damages or injunctive relief.68

If a digital service provider discriminates against a customer for having certain religious views on any number of social issues, it could be violating public accommodation laws and subjecting itself to steep monetary penalties and costly litigation.

61 David Brody & Sean Bickford, Discriminatory Denial of Service: Applying State Public Accommodation Laws to Online Commerce, Lawyer’s Committee for Civil Rights Under Law, at 4 (Jan. 2020).

62 Cal. Civ. Code §§ 51, 51.5.

63 In re Cox, 3 Cal. 3d 205, 217–218, 474 P.2d 992, 1000 (1970).

64 Koebke v. Bernardo Heights Country Club, 36 Cal. 4th 824, 842–43 (2005).

65 Gray v. Kircher, 193 Cal. App. 3d 1069, 1075 (1987) (citing Marina Point, Ltd. v. Wolfson, 30 Cal. 3d 721, 180 Cal. Rptr. 496, 640 P.2d 115 (1982)).

66 White v. Square, Inc., 7 Cal.5th 1019, 1030 (2019) (online payment processor)

67 Cal. Civ. Code § 51.5.

68 Id. § 52.

B.Deplatforming increases the risk of adverse investigative, regulatory, and legislative efforts.

Both state and federal legislators and regulators have already taken significant steps and considered a number of options that make or would make it more costly for digital service providers to engage in viewpoint discrimination.

For federal legislators, reining in “Big Tech” is a perennial issue. There have been bipartisan bills that would create commissions to regulate these companies,69 expand antitrust protections,70 and level competition with smaller companies.71 These companies have outsized influence on the economy and public discourse, so legislators understand the need to proactively address viewpoint discriminatory conduct.72

Notably, many legislators and government officials have called for removing Section 230 of the Communications Decency Act, which provides that online providers shall not “be treated as the publisher or speaker of any information provided by another information content provider,” thereby shielding them from liability.73 In 2021, Senator Lindsay Graham introduced legislation to repeal Section 230.74 This was one of over 25 bills that were pending during the previous Congress that sought to amend or end the provision.75 At various times, President Biden and former President Trump have also called for a repeal of Section 230.76

A repeal of Section 230 would make it much more costly for internet platforms to continue operating as they are. There would be more litigation, and without immunity, the litigation would more often move into costly discovery, more settlements, and more losses by internet platforms.

69 Warren, Graham Unveil Bipartisan Bill to Rein in Big Tech, Elizabeth Warren Press Release (July 27, 2023), https://www.warren.senate.gov/newsroom/press-releases/warren-graham-unveil-bipartisan-bill-to-rein-in-big-tech#:~:text=The%20bill%20would%3A,security%2C%20and%20prevent%20harm%20online.

70 Marcy Gordon, House approves antitrust bill targeting Big Tech dominance, AP (Sept. 29, 2022, 9:54 pm EDT), https://apnews.com/article/2022-midterm-elections-technology-business-lobbying-congress-6e49cfc65668b99c633647898d114a8b.

71 Klobuchar, Grassley, Colleagues Introduce Bipartisan Legislation To Boost Competition And Rein In Big Tech, Chuck Grassley News Releases (June 15, 2023), https://www.grassley.senate.gov/news/news-releases/klobuchar-grassley-colleagues-introduce-bipartisan-legislation-to-boost-competition-and-rein-in-big-tech.

72 See, e.g. id. (“These companies have continued to become a larger part of our everyday lives and the global economy, controlling what we see and how we engage on the internet. Big Tech needs to be held accountable if they behave in a discriminatory manner.”)

73 47 U.S.C. § 230(c).

74 S. 2972, 117th Congress (2021).

75 Danielle Draper, Summarizing the Section 230 Debate: Pro-Content Moderation vs Anti-Censorship, Bipartisan Policy Center (Jul. 5, 2022), https://bipartisanpolicy.org/blog/summarizing-the-section-230-debate-pro-content-moderation-vs-anti-censorship.

76 Id.

Further, the example of Eventbrite above highlights the risk of regulatory scrutiny and investigations. Many other digital service providers are at risk of engaging in this type of behavior because they have Acceptable Use Policies that prohibit “hate” speech and “misinformation.” Again, these policies are inherently vague and subjective, so it’s impossible to interpret them in a fair and consistent manner. Relying on discredited groups like the SPLC only further elevates that risk.

IV.Implementing the Proposal benefits the company and shareholders.

The legal and financial risks associated with deplatforming by digital service providers may not be the intended result of the company’s policies. But to the extent that the companies have terms of service that permit employees to deny service or censor based on anything other than viewpoint-neutral and objective factors, the company should cabin that discretion to avoid the risks created by their terms of service. The Proposal would benefit the company by ensuring these risks are assessed and reported.

Shareholders should call for reports on viewpoint-based cancellations and related practices for at least four reasons:

•While many digital service providers have public policies that show they are susceptible to deplatforming, there are likely many more problematic policies and practices not publicly available. Without focused scrutiny, there is no way for management or shareholders to assess where safeguards are needed to protect against misapplication or abuse of vague and subjective standards.

•Examining the potential risks associated with cancellations would allow shareholders to assess the degree to which portfolio companies are prioritizing social or political factors immaterial to the financial merit of client relationships. That is important both in terms of their ability to hold management accountable for fulfilling their fiduciary duty and for ensuring that companies avoid positions that serve narrow interests at the expense of shareholders overall.

•Many companies are still promoting problematic “hate” speech policies and engaging in cancellations without acknowledging any potential drawbacks to diversity of thought or religious liberty. This underscores the need for more transparency in this area.

•Shareholder resolutions signal to management that risks associated with viewpoint-based cancellations should be taken seriously. The proposed resolution offers an ideal opportunity to support a measured proposal that effectively communicates the need for greater accountability and transparency on an issue of material consequence to the company and its shareholders.

Some digital service providers might claim that producing a report of this kind would be difficult due to the various factors involved. However, the language of the resolution provides companies with ample flexibility in tailoring a report, audit, or study that accounts for the particulars of their business. Such a report can be produced utilizing internal teams and expertise or hire third-party organizations with expertise in financial services and civil liberties. Indeed, several major corporations including Chase, Citi Group, and Amazon have previously conducted civil rights audits, which purportedly examined whether their services, labor practices, and other behavior resulted in racial discrimination against customers or employees. These are much broader than what the Proposal requests, which is limited to customer-facing policies and practices.

If companies deem it an appropriate use of resources to report on efforts to prevent racial discrimination, they should be equally committed to preventing other forms of discrimination, including on the basis of religious or political viewpoints. The production of a report analyzing these factors is both feasible and precedented. In 2019, for instance, Meta (then Facebook) released an independent audit conducted by Covington and Burling lead by former Republican U.S. Senator Jon Kyl, which examined potential anti-conservative bias on the company’s platform. The report included consultations with numerous affected stakeholders—including right-of-center nonprofits—and raised several important concerns for the company to address. Other digital service providers should adopt a similar approach in preparing reports examining and responding to the risks of political or religious bias in their service offerings.

Conclusion

For these reasons, we urge you to vote FOR the proposal titled Respect Civil Liberties in Digital Services on Salesforce’s 2024 Proxy.

Sincerely,

Michael Ross

Legal Counsel for Corporate Engagement

ALLIANCE DEFENDING FREEDOM

44180 Riverside Parkway

Lansdowne, VA 20176

(571) 707-4655

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.